

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 31, 2017

Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

Re: Copa Holdings, S.A.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed April 21, 2017
File No. 001-32696

Dear Mr. Montero:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Operating Activities, page 48

1. You disclose net cash flows provided by operating activities increased by $277.7 million in 2016 compared to 2015. However, the factors cited in explanation of the variance address only half of the change. Please explain to us and disclose and quantify any other material factors directly affecting operating cash that contributed to the remainder of the change, pursuant to the introductory paragraphs of Item 5 of Form 20-F. For further guidance, refer to SEC Release No. 33-6835 and Instruction 1 to Item 5 of Form 20-F.

Item 15. Controls and Procedures
Changes in internal control over financial reporting, page 75

2. In the Form 20-F for fiscal 2015, management concluded internal control over financial reporting ("ICFR") was not effective as of December 31, 2015 due to the cited material weakness. In the Form 20-F for fiscal 2016, management concluded that ICFR was effective at December 31, 2016. You stated there was no change in your internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. It appears the measure(s) undertaken to remediate the material weakness should have been reported in this section pursuant to Item 5(d) of Form 20-F. Please advise. In your response, explain to us how the material weakness that existed in fiscal 2015 was remediated such that you were able to conclude that ICFR at December 31, 2016 was effective and when the remediation was completed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure